Davis P. Stowell President	Grace Property Management, Inc. 55 Brookville Road Glen Head, New York 11545	Telephone: (516) 686-2201 Facsimile: (516) 625-1685 E-Mail: dstowell@graceny.com

January 10, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549
Attn:  Yolanda Crittendon, Staff Accountant

Re:	Reeves Telecom Limited Partnership
Form 8-K, Item 4.01
Filed on 1/5/11
File No. 000-09305

Dear Ms. Crittendon:

This is in response to your letter dated January 6, 2011 in reference to the above-described Form 8-K of Reeves Telecom Limited Partnership (the “Partnership”).

Each of your comments is repeated below followed by the response of the Partnership.

FORM 8-K, ITEM 4.01

1.
Your disclosure should specifically state whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former accountant on any matter which, if not resolved to the satisfaction of the accountant, would have caused the accountant to make reference in its report to the matter.  Among other items specified in S-K 304(a)(1)(iv), the filing should describe the subject matter of any such disagreement.  Disagreements required to be reported include both those resolved to the satisfaction of the accountant and those not resolved to the satisfaction of the accountant.

RESPONSE:

Ours is an unusual circumstance in which our independent accountant combined with another firm but after only one year the combination is, in effect, being undone and the two firms are resuming their separate status.  The following timeline sets forth the principal events:

Grace Property Management, Inc.

Throughout 2009

Frost, PLLC (“Frost”) continues its service as independent accountant for the Partnership, including auditing the Partnership’s financial statements for the year ended December 31, 2008 and issuing its report thereon dated March 24, 2009.

2010

Jan. 1, 2010:
(a) The Partnership is notified that, with immediate effect, Frost combines with certain partners of Moore Stephens Wurth Frazer and Torbet, LLP (“MSWFT”) to form Frazer, Frost, LLP (“Frazer Frost”).  By operation of law, Frazer Frost assumes the audit engagement letter between the Partnership and Frost to formally become the independent accountant for the Partnership.

(b) Frost formally resigns as independent accountant for the Partnership.

Jan. 7, 2010:	The Partnership files a Form 8-K regarding the change in accountants.

Jan. 8, 2010:	Frazer Frost’s registration with PCAOB becomes effective.

Jan. 20, 2010:
The Partnership files a Form 8-K/Amendment to disclose that Frost formally resigned as independent accountant for the Partnership and that Frazer Frost’s registration with PCAOB became effective on Jan. 8, 2010.

March 31, 2010:
The Partnership files its Annual Report on Form 10-K for the year ended December 31, 2009.  The audited financial statements contain the report by Frazer Frost dated March 29, 2010 on the financial statements for the year ended December 31, 2009, and the report by Frost dated March 24, 2009 on the financial statements for the years ended December 31, 2008 and 2007.

Grace Property Management, Inc.

Dec. 21, 2010:	Frost’s re-registration with PCAOB becomes effective.

2011

Jan. 3, 2011:
(a) Frazer Frost notifies the Partnership that it (i.e., Frazer Frost) is winding down operations so that, in effect, the two firms that had previously combined, namely, Frost and MSWFT, are resuming their separate status.

(b) Frazer Frost resigns as the Partnership’s independent accountant effective Jan. 3, 2011.

Jan. 5, 2011:	(a) The Partnership engages Frost as its independent accountant. The general partner of the Partnership approves the change in accountants.

(b) The Partnership files a Form 8-K regarding the change in accountants.

The Form 8-K filed on January 5, 2011 to disclose the change in accountants from Frazer Frost to Frost contained, in the fifth paragraph, the disclosure that from “January 1, 2010 through January 3, 2011, there were: (1) no disagreements between the Partnership and Frazer Frost….”  As indicated in the timeline above, this encompasses the entire period for which Frazer Frost was the independent accountant for the Partnership and thus includes 2010, the most recent fiscal year of the Partnership (for which financial statements have not yet been prepared and an audit not yet performed), and the subsequent interim period through the date of resignation, January 3, 2011.  Moreover, during this period, Frazer Frost audited the financial statements of the Partnership for the fiscal year ended December 31, 2009, the second most recent fiscal year, and the disclosure encompasses that audit as well.  It is only during the period that Frazer Frost served as independent accountant for the Partnership that there could have been a disagreement between Frazer Frost and the Partnership.

Although Frazer Frost audited the Partnership’s financial statements for only the fiscal year ended December 31, 2009, the Partnership previously disclosed, in the Form 8-K filed on January 7, 2010, as amended on January 20, 2010, with respect to the change in independent accountants from Frost to Frazer Frost, that there also were no disagreements, as described in Item 304(a)(1)(iv) of Regulation S-K, between Frost and the Partnership during the Partnership’s fiscal year ended December 31, 2008, the prior fiscal year, or with respect to the audit of the Partnership’s financial statements for that year.  We do not believe it is necessary to repeat this disclosure in the current Form 8-K because it relates to a prior change in accountants, not the change being reported in this Form 8-K, and, in any event, the Partnership has previously reported this information.

Grace Property Management, Inc.

While the underlined phrase in your comment was not used verbatim, the words used by the Partnership in its Form 8-K filed on January 5, 2011 as well as the prior disclosure set forth in the Form 8-K filed on January 7, 2010, as amended on January 20, 2010, encompass the entire period intended to be covered by such words.  Because Frazer Frost was the Partnership’s independent accountant for only one year and three days, we believe that a fair reading of the words used, in these unique circumstances, fully complies with the disclosure for the former accountant (i.e., Frazer Frost) to the extent they could possibly have been required by Item 304(a)(1)(iv) of Regulation S-K.

Further, we believe that the disclosure in the Form 8-K makes clear that the changes in the Partnership’s independent accountants, from Frost to Frazer Frost in 2010 and from Frazer Frost to Frost in 2011, were not due to any action undertaken by the Partnership and were not initiated by either firm due to any matters arising from the relationship with the Partnership, but were due solely to matters of internal organization at the independent accounting firms.

For the reasons stated above, we do not believe that any additional disclosure is necessary.

2.
We note that there is a Frost PLLC registered with the PCAOB.  Please clarify if this is the firm you engaged as your new accountant.  If not, please revise your filing to state the accountant’s name as it is registered with the PCAOB.

RESPONSE:

Frost, PLLC is, indeed, the firm that the Partnership engaged as the new accountant.  The defined term “Frost” in the Form 8-K is Frost, PLLC, as disclosed in the first sentence of the first paragraph of the Form 8-K filed on January 5, 2011.

Grace Property Management, Inc.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above is responsive to the staff’s comments.  Please contact me if you require any additional information.

Sincerely yours,

/s/ Davis P. Stowell
Davis P. Stowell